UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HEALTH CARE REIT, INC.

(Name of Subject Company and Filing Person (Issuer))

4.75% Convertible Senior Notes due 2026

(Title of Class of Securities)

42217KAP1

(CUSIP Number of Class of Securities)

Erin C. Ibele

Senior Vice President—Administration and Corporate Secretary

4500 Dorr Street

Toledo, Ohio 43615

(419) 247-2800

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

COPIES TO:

Mary Ellen Pisanelli

Shumaker, Loop & Kendrick, LLP

1000 Jackson Street

Toledo, Ohio 43604

(419) 241-9000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$125,588,000	$14,392.38

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 4.75% Convertible Senior Notes due 2026 (the “Notes”), as described herein, is 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, December 1, 2011. As of October 31, 2011, there was $125,588,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $125,588,000.
**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction. The filing fee was paid on November 1, 2011 in connection with the filing by Health Care REIT, Inc. of the original Schedule TO.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,392.38	Filing Party:	Health Care REIT, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	November 1, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☑ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 is an amendment to the Tender Offer Statement on Schedule TO filed by Health Care REIT, Inc. (the “Company”) with respect to the right of each holder (each, a “Holder”) of the Company’s 4.75% Convertible Senior Notes due 2026 (the “Notes”) to sell and the obligation of the Company to purchase the Notes, as set forth in the Company Notice to Holders of 4.75% Convertible Senior Notes due 2026, dated November 1, 2011 (the “Company Notice”), and the related notice materials filed as exhibits to the originally filed Schedule TO.

This Amendment No. 1 is being filed by the Company to amend certain provisions of the Company Notice, as set forth in the Supplement to Company Notice to Holders of 4.75% Convertible Senior Notes due 2026, dated November 10, 2011 (the “Supplement”).

Items 1 through 9.

As permitted by General Instruction F to Schedule TO, all of the information set forth in the Supplement is incorporated by reference into this Schedule TO. The Supplement should be read in conjunction with the Company Notice. Except for the changes described in the Supplement, all other terms of the Company Notice remain the same.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Company Notice to Holders of 4.75% Convertible Senior Notes due 2026, dated November 1, 2011.

(a)(1)(B)	Supplement to Company Notice to Holders of 4.75% Convertible Senior Notes due 2026, dated November 10, 2011.

(a)(5)*	Press release issued on November 1, 2011.

(b)	Not applicable.

(d)(1)	Indenture, dated as of November 20, 2006, between the Company and the Trustee (filed with the Securities and Exchange Commission as Exhibit 4.1 to the Company’s Form 8-K filed November 20, 2006 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(2)	Supplemental Indenture No. 1, dated as of November 20, 2006, between the Company and the Trustee (filed with the Securities and Exchange Commission as Exhibit 4.2 to the Company’s Form 8-K filed November 20, 2006 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(3)	Exhibits 1.1, 3.1(a) through 3.1(h), 4.1(a) through 4.1(i), 4.2(c) through 4.5, 10.3(a) through 10.12 and 10.17 of the Company’s Form 10-K filed February 25, 2011 (File No. 001-08923), and incorporated herein by reference thereto.

(d)(4)	Third Amended and Restated Dividend Reinvestment and Stock Purchase Plan (filed with the Securities and Exchange Commission on the Company’s Form S-3 (File No. 333-166705) filed May 10, 2010, and incorporated herein by reference thereto).

(d)(5)	Certificate of Designation of 6.50% Series I Cumulative Convertible Perpetual Preferred Stock of the Company (filed with the Securities and Exchange Commission as Exhibit 3.1 to the Company’s Form 8-K filed March 7, 2011 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(6)	Supplemental Indenture No. 5 dated as of March 14, 2011, between the Company and the Trustee (filed with the Securities and Exchange Commission as Exhibit 4.2 to the Company’s Form 8-K filed March 14, 2011 (File No. 08923), and incorporated herein by reference thereto).

(d)(7)	Certificate of Designation of 6% Series H Cumulative Convertible and Redeemable Preferred Stock of the Company (filed with the Securities and Exchange Commission as Exhibit 3.1 to the Company’s Form 10-Q filed May 10, 2011 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(8)	Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (filed with the Securities and Exchange Commission as Exhibit 3.1 to the Company’s Form 8-K filed May 10, 2011 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(9)	Form of Amendment No. 1, dated September 1, 2011, to the Equity Distribution Agreements entered into by and between the Company and each of UBS Securities LLC, RBS Securities Inc., KeyBanc Capital Markets Inc. and Credit Agricole Securities (USA) Inc. (filed with the Securities and Exchange Commission as Exhibit 1.1 to the Company’s Form 8-K filed September 8, 2011 (File No. 001-08923), and incorporated herein by reference thereto).

(d)(10)	Fourth Amended and Restated By-Laws of the Company (filed with the Securities and Exchange Commission as Exhibit 3.1 to the Company’s Form 8-K filed November 1, 2011 (File No. 001-08923), and incorporated herein by reference thereto).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on November 1, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HEALTH CARE REIT, INC.

By:	/s/ GEORGE L. CHAPMAN
George L. Chapman
Its: Chairman, Chief Executive Officer and President

Dated: November 10, 2011